SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNUAL GENERAL MEETING OF SHAREHOLDERS
PORTUGAL TELECOM, SGPS S.A.

27 April 2007
PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 3 ON THE AGENDA:

(To resolve on the application of profits)

Whereas:

A) The net profit of the financial year ended 31 December 2006 was 658,585,998 Euros;

B) The legal reserve also reflected on the balance sheet approved under item 1 on the agenda amounts to 20% of the share capital, thus the reserve required by paragraph 1 of article 295 of the Portuguese Companies Code is fully created;

C) It is of interest to assure that, after the restructuring of the share capital that is proposed under items 8 and 9 on the agenda, the Company is in conditions to comply in an adequate manner with the principle of sufficiency of the legal reserve;

We propose that it be resolved:

1) That, in order to comply in an adequate manner with the law and the Articles of Association in respect of the sufficiency of the legal reserve after the restructuring of the share capital proposed under items 8 and 9 on the agenda, an amount of 3,086,213.04 Euros be allocated to the reinforcement of the legal reserve;

2) That, of the remaining net profit after the allocation of profits under the foregoing paragraph, 536,206,837.50 Euros (corresponding to 47.5 Euro cents per share, with respect to the total number of shares issued) be paid to the shareholders;

3) That, taking into consideration the proposals under items 6 and 7 on the agenda, it will not be possible to determine precisely the number of own shares that will be held in treasury on the date of the abovementioned payment without limiting the Company’s capacity of intervention, the overall sum of

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536,206,837.50 Euros as provided for in the foregoing paragraph, calculated on the basis of a unit amount per share issued (in this case, 47.5 Euro cents per share), be distributed as follows:

a) Each share issued be paid the unit amount of 47.5 Euro cents;

b) The amount corresponding to the shares that belong to the Company itself on the first day of the payment period of the abovementioned amount (calculated on said unit amount of 47.5 Euro cents per share issued) not be paid, but be transferred to retained profits.

4) That, the remaining part of the net profit of the financial year of 2006 in the amount of 119,292,947.46 Euros be transferred to retained profits.

Lisbon, 21 March 2007.

The Board of Directors,

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.